Change in Shareholding of the Largest Shareholder

We hereby inform you of the change in the number of common shares of POSCO (the “Company”) held by Korean National Pension Service, the largest shareholder of the Company.

As of December 31, 2013, Korean National Pension Service has increased its shareholding in the Company from 6,492,271 shares (7.45% of the common shares outstanding) to 6,577,907 shares (7.54% of the common shares outstanding).

This change is based on the Company’s registry of shareholders as of December 31, 2013.